UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   December 2006                         File No.    1127307

Golden Goliath Resources LTD

(Name of Registrant)

711, 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

1.

News Release dated December 11, 2006

2.

News Release dated December 21, 2006

3.

Notice of Meeting and Record date to be held on January 25, 2007

4.

Management Information Circular

5.

Form of Proxy

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources LTD

(Registrant)

Dated: January 7, 2007                                     By: /s/ J. Paul Sorbara

President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

December 11, 2006 PR 21/06

US:GGTH-F

ADDITIONAL ASSAY RESULTS FROM SAN TIMOTEO

The Company is pleased to announce that is has now received assay results from another six diamond drill holes from the ongoing program at it’s 100% owned San Timoteo property. This program consists of short holes to conduct geochemical tests in an area previously inaccessible to drill rigs. The purpose was to better understand the mineralization and structure in order to more precisely delineate targets for deeper drilling. These six holes were collared several hundred metres north of the old San Timoteo mine workings and about 300 metres vertically above the main tunnel of the old San Martin mine. The Chihuahua Mining Monograph states that the average production grade from San Martin Mine was 7.8 gm gold/tonne and 1038 gm silver/tonne and that the mineralized structure was 2.2 metres wide and 1,000 metres long. The area of the drilling is underlain by silicified dacite porphyry that hosts several zones of epithermal breccia. The breccias exhibit argillic alteration and contain narrow quartz veinlets as well as disseminated pyrite, galena and some sphalertite. Drill holes 9 and 10, which returned the best results from the current batch of assays, are about 190 metres apart and were both collared in breccia zones.

A summary of the significant results, including total hole depths and mineralized intervals is given in the table below.

Drill Hole	Total Hole Depth (m)	Interval (metres)	Length (metres)	Grade (gms/tonne gold)	Grade (gms/tonne silver)
ST-D-06- 9	48.85	0.00 – 12.0	12.0	0.26	57.89
		19.5 – 22.5	3.0	0.13	33.75

ST-D-06- 10	48.2	0.00 – 30.0	30.0	0.51	51.20
including		4.5 – 7.5	3.0	0.90	82.00
		16.5 – 21.0	4.5	0.38	77.33
		25.5 – 30.0	4.5	1.08	79.33

ST-D-06- 13	27.4	3.0 – 4.5	1.5	0 .05	10.30

ST-D-06- 14	31.2	3.0 – 7.5	4.5	0.40	13.00
		27.5 – 29.0	1.5	0.05	26.50

The Company is very encouraged with these results, which indicate that the breccia zones exposed on surface above the San Martin mine continue to depth and host good grade gold and silver mineralization. Several other old mine workings lie north of San Martin and it is believed that the mineralization at these sites is part of the same system currently being tested.

2

Drilling is still ongoing with at least three more short holes to be completed near the old mine workings. The drill rig will then be moved approximately 2.5 kilometres west for the first drill tests of a strong gold and silver geochemical anomaly located in the north eastern part of the La Reforma property. These drill holes will be followed up with much deeper drill holes when a suitable drill rig becomes available. The Company is in contact with all of the drilling companies working in Mexico and expects to be able to get a suitable rig during the first quarter of 2007.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at:

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

December 21, 2006 PR 22/06

US:GGTH-F

EXPLORATION UPDATE

The Company is pleased to announce that it has now completed another 4 diamond drill holes on the San Timoteo property, bringing the total number of holes completed on the property to 18. No further holes on San Timoteo are planned at this time with the small drill rig currently being used. These shallow holes will be followed up with much deeper drilling as soon as a suitable drill is available. Samples from the last holes are being sent to Chemex labs for analysis by fire assay with gravimetric finish and 32 element ICP, and results are expected in early January. Drilling has now stopped for the holidays but will resume early in the New Year with the same shallow drill rig on the La Reforma property, some 2 kilometres northwest of San Timoteo.

For the past two months, exploration work has also been continuing on the Las Bolas property. The survey grid for the westerly extension of the Induced Polarization survey to give coverage of the El Manto area has been completed and the geophysical crew is expected to conduct this IP work in early January. Underground rehabilitation has also been underway in three different areas on Las Bolas. Two vertical shafts, Arbolito and Tiro Mesa Seca, are in the process of being excavated. At Arbolito 55 vertical metres have been opened and at least one tunnel, which trends towards the Mesa Seca area, has been found connecting to the shaft. Loose rock has made the vertical excavation difficult. The Mesa Seca shaft has been excavated to a depth of 15 metres and the crew is in the process of clearing debris and re-timbering to make further access safe.

Rehabilitaion is also underway on various sublevels of the extensive Las Bolas mine workings. The rehab crew recently accessed a new area of these workings that hosts extensive breccia and vein mineralization which looks very favourable. The geological crew has only taken preliminary samples to date, as work to make the area safe is still underway. Extensive surveying, mapping and detailed rock sampling of this exciting new zone will take place in early January.

The Company has been actively searching for a suitable drill rig that will allow deep drilling in the Las Bolas area as well as follow up deep drilling of the recent short holes on San Timoteo and La Reforma. Suitable drills are in short supply in Mexico and the Company is on the wait list with every suitable contractor. Drilling will commence as soon as possible in the New Year.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

Golden Goliath Resources Ltd.

Suite 711, 675 West Hastings Street

Vancouver, BC V6B 1N2 Canada

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON JANUARY 25, 2007

TO:

The Shareholders of Golden Goliath Resources Ltd.

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the shareholders of Golden Goliath Resources Ltd. (the “Corporation”) will be held in the Boardroom at Suite 711, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, on Thursday, January 25, 2007, at 2:00 p.m., for the following purposes:

1.

To receive and consider the comparative financial statements of the Corporation for the financial year ended August 31, 2006, together with the report of the auditor thereon;

2.

To elect directors for the ensuing year or until their successors have been duly elected or appointed;

3.

To appoint auditors for the ensuing year;

4.

To consider and, if thought advisable, approve by ordinary resolution the Corporation’s Stock Option Plan;

5.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice.

The Directors have fixed the close of business on December 5, 2006 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 (Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524) not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or an adjournment thereof.

DATED at Vancouver, British Columbia, this 19th day of December 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“J. Paul Sorbara”

President

GOLDEN GOLIATH RESOURCES LTD.

INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (“MANAGEMENT INFORMATION CIRCULAR”) IS PROVIDED IN CONECTION WITH THE SOLICITATION BY MANAGEMENT OF GOLDEN GOLIATH RESOURCES LTD. (THE “CORPORATION”) of proxies from the holders of common shares (the “Common Shares”) for the annual general meeting of the shareholders of the Corporation (the “Meeting”) to be held on Thursday, January 25, 2007 at the time and place for the purposes set forth in the Notice of Meeting.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares (as defined below) held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the “Management Designees”) in the enclosed instrument of proxy (“Instrument of Proxy”) have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting there from the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada at 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, where the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Corporation at Suite 711, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 or with Computershare Trust Company of Canada at 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders ”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or the intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Corporation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares (previously defined as “Common Shares”). As at the effective date of the Management Information Circular (the “Effective Date”), which is December 5, 2006, the Corporation has 42,283,561 Common Shares without nominal or par value outstanding. The Common Shares are the only securities entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business of December 5, 2006 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces property endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demand not later than ten (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and Executive Officers (as hereinafter defined in “Compensation of Executive Officers ”) of the Corporation, as at the Effective Date, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

ELECTION OF DIRECTORS

Management is proposing to nominate eight (8) directors. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee’s municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors . Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation or the provisions of the Business Corporations Act (British Columbia) to which the Corporation is subject.

Name, Municipality of Residence(1) and Present Position with the Corporation	Principal Occupation for Preceding Five Years	Year First Elected	Number and Percentage of Shares Owned or Over Which Control is Exercised(2)
J. Paul Sorbara Surrey, B.C. President, Director and Promoter	Geologist; President and Director of Minera Delta S.A. de C.V. since 1992 and President and Director of Sorbara Geological Consulting Limited since August 1986	1997	1,069,600(4) (2.5%)
Daniel Nofrietta	Geologist and President and	1997	1,115,500

Name, Municipality of Residence(1) and Present Position with the Corporation	Principal Occupation for Preceding Five Years	Year First Elected	Number and Percentage of Shares Owned or Over Which Control is Exercised(2)
Fernandez Chihuahua, Mexico Director	Director of Exploration of Minera Delta S.A.de C.V. since July 1992		(2.6%)
Richard W. Hughes(3) Sechelt, B.C. Director	President and Director of various mining, exploration and development companies; President of Hastings Management Corp. since 1982	1998	300,000 (<1%)
Edward K. Sorbara(3) Toronto, Ontario Director	Principal, the Sorbara Group and President and Director of Sorbara Services Limited, a real estate development and investment group since 1967	1997	361,625 (<1%)
Andrew MacG. Robertson(3) West Vancouver, B.C. Director	Civil Engineer; President of Robertson Geo Consultants Inc. since 1994, Chairman of InfoMine Inc. Since 1994	1998	201,000(5) (<1%)
Rob Hutchinson Surrey, B.C. Director	President of E. Charge Canada Corporation since 1997; President and Founder of Summit Network Integrators Corporation from 1995 to 1997	2000	Nil
Marc Legault Toronto, Ontario Director	Mr. Legault has been with Agnico-Eagle Mines Limited since 1988 and is currently Vice- President, Project Development.	2006	Nil
Stephen Pearce Vancouver, B.C. Corporate Secretary Chief Financial Officer Director	Corporate and securities lawyer	2006	19,000 (<1%)

(1)

The information as to municipality of resident and past occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

The information as to the number of voting shares beneficially owned or over which a director exercises control or discretion, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Denotes members of the Company’s Audit Committee.

(4)

These shares are registered in the name of Sorbara Geological, a private company owned by Paul Sorbara, President of the Company.

(5)

These shares are registered in the name of A. MacG. Robertson & Associates Inc. and A. MacG. Holdings Inc., of which Andrew MacG. Robertson is the sole owner of all issued voting shares.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation for the three most recently completed fiscal years, in respect of the individual(s) who were, at the end of the most recently completed fiscal year, acting in a capacity similar to Chief Executive Officer of the Corporation and the four most highly compensated Executive Officers whose compensation was greater than $100,000 (“Named Executive Officer(s)”).

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compen- sation ($)
				Other Annual Compen- sation (1) ($)	Awards		Payouts
		Salary	Bonus ($)		Securities Under Options (#)	Restricted Shares or Restricted Shares Units ($)	LTIP Payouts ($)
J. Paul Sorbara President	2006 2005 2004	120,000(1) 120,000(1) 83,000(1)	Nil Nil Nil	Nil Nil Nil	300,000 100,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Pearce(2) Chief Financial Officer	2006	Nil	Nil	Nil	250,000	Nil	Nil	Nil

(1)

Annual compensation paid to a private company owned and controlled by J. Paul Sorbara, President of the Company.

(2)

Stephen Pearce has been the Chief Financial Officer of the Company since January 2006.

Notes:

(1)

“SARs” or “Stock appreciation right” means a right granted by the Corporation as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2)

“LTIP” or “long term incentive plan” means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Compensation of Directors

The Corporation has no arrangements, standard or otherwise, pursuant to which directors were compensated for their services in their capacity as directors during the most recently completed financial year.

Directors participate in the Corporation’s incentive stock option plan. During the financial year ended August 31, 2006, 300,000 options were granted to J. Paul Sorbara, 250,000 options were granted Daniel

Nofrietta Fernandez, 125,000 options were granted to Richard Hughes, 200,000 options were granted to Andrew MacG. Robertson, 175,000 options were granted to Edward Sorbara, 275,000 options were granted to Marc Legault, 150,000 were granted to Rob Hutchinson and 250,000 options were granted to Stephen Pearce to purchase Common Shares of the Corporation at a price of $0.36.

Please refer to “Interest of Management and Others in Material Transactions” for details of other payments to directors.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during the year ended August 31, 2006:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

J. Paul Sorbara	300,000/nil	8.4%	$0.36	$0.36	June 29, 2011
Stephen Pearce	250,000/nil	7%	$0.36	$0.36	June 29, 2011

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth information for each Named Executive Officer in respect of each exercise of options and free standing SARs, if any, during the Corporation’s most recent fiscal year and the fiscal year end of unexercised options and SARs.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) Exercisable/Unexercisable	Value of Unexcercised In the Money Options at Financial Year-End(1) ($) Exercisable/Unexercisable
J. Paul Sorbara	none	n/a	600,000/nil	nil/nil
Stephen Pearce	none	n/a	350,000/nil	nil/nil

(1)      Unexercised “in the money” options refer to the options in respect of which the market value of the underlying securities as at the fiscal year-end exceeds the exercise price of the option.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Corporation has not had and does not currently have any long term incentive plans other than options granted from time to time under its incentive stock option plan.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have any pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement resulting from the resignation, retirement or termination of employment of such persons.

Insert A

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants, other than as described below and as disclosed under “Summary Compensation Table”.

Compensation payable to J. Paul Sorbara, and Stephen Pearce for the year ending August 31, 2006 is set out above under the heading “Executive Compensation”. The following table sets forth compensation awarded or paid to, or earned by, the other directors of the Company in all capacities for services provided to the Company during the financial year ended August 31, 2006:

Name of Director	Director’ Compensation	All Other Compensation Paid (CDN$)	Number of Shares Under Option	Exercise Price	Date Granted/ Expiry Date
Daniel Nofrietta Fernandez	4,000.00	Nil	250,000	$0.36	June 29, 2011
Richard W. Hughes	Nil	Nil	125,000	$0.36	June 29, 2011
Edward K. Sorbara	Nil	Nil	175,000	$0.36	June 29, 2011
Andrew MacG. Robertson	Nil	Nil	200,000	$0.36	June 29, 2011
Rob Hutchinson	Nil	Nil	150,000	$0.36	June 29, 2011
Marc Legault	Nil	Nil	275,000	$0.36	June 29, 2011

Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s financial year ended April 30, 2006, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Exercise of Outstanding Options, Warrants and Rights (a)	Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights (b) Year First Elected	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Refleted in Column (a) (c)
Equity compensation plans approved by securityholders	3,575,000(1)	$0.34	653,356(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,575,000	$0.34	653,356

(1)

Options outstanding which have been granted pursuant to the Company’s Stock Option Plan.

(2)

The Company has a rolling stock option plan. The aggregate number of common shares reserved for issuance is a maximum of 10% of the issued and outstanding share capital of the Company at the date of grant August 31, 2006, 653,356.

EMPLOYMENT/MANAGEMENT CONTRACTS

The Corporation intends on paying each of J. Paul Sorbara and Daniel Nofrietta Fernandez monthly salaries of $10,000 and $4,000 respectively.

Hastings Management Corp., a company wholly owned by Richard Hughes, was paid $42,000 for the year ending August 31, 2006, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with the public recording requirements of the Company’s business; communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public, providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

During the most recently completed financial year, no director or senior officer, nominee for election as a director, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed financial year, been indebted to the Corporation nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or Named Executive Officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

Audit Committee

A summary of the responsibilities, activities and membership of the audit committee is set out below.

The Audit Committee’s Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities. The Committee reviews the financial reports and other financial information provided by the Company to regulatory authorities and its shareholders and reviews the Company’s systems of internal controls regarding finance and accounting including our auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee is comprised of three directors as determined by the Board of Directors. At least one member of the Committee should have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee is to meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee is to meet at least annually with the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update the Charter annually.

(b)

Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)

Review with management and the external auditors the audit plan for the year-end financial  statements and intended template for such statements.

(d)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.

Provided pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and account principles and practices as suggested by the external auditors and management.

(d)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(f)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)

Review certification process.

(i)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

(a)

Review any related-party transaction.

Composition of the Audit Committee

The following are the members of the Committee:

	Independent (1)	Financially Literate (1)
Richard Hughes	Y	Y
Edward Sorbara	Y	Y
Andrew MacG. Robertson	Y	Y

(1)

As defined by Multilateral Instrument 52-110 (“MI 52-110”)

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

Relevant Education and Experience

Each audit committee member has gained financial literacy through their years of experience serving as directors or officers of other companies. In these positions, each member would be responsible for receiving financial information relating to their company and obtaining an understanding of the balance sheet, income statement and statement of cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has a good understanding of the junior mining business which the Company engages in and has an appreciation for the relevant accounting principles for that business.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
August 31, 2006 (estimated)	$20,000	Nil	Nil	Nil
August 31, 2005 (estimated)	$20,000	Nil	Nil	Nil

(1)

Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

(2)

Fees charged for tax compliance, tax advice and tax planning services.

(3)

Fees for services other than disclosed in any other column.

Insert B
STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s approach to corporate governance is set out below.

Board of Directors

The Board currently consists of eight (8) directors: J. Paul Sorbara, the Company’s President and Chief Executive Officer, Daniel Nofrietta Fernandez, Richard Hughes, Andrew MacG. Robertson, Edward Sorbara, Marc Legault, Rob Hutchinson and Stephen Pearce who is the Chief Financial Officer and

Secretary.

The Guidelines suggest that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. A director is “independent” if the individual has no direct or indirect material relationship with the Company which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the Board or a committee of the Board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the Company is considered to have a material relationship with the Company. Of the current Board the following members are independent: Andrew MacG. Robertson, Edward Sorbara, Marc Legault and Rob Hutchinson. The following members are not independent: J. Paul Sorbara, Daniel Nofrietta Fernandez, Richard Hughes and Stephen Pearce as they are executive officers of the Company.

Directorships

The following table sets forth the directors of the Company who currently serve as directors of other reporting issuers:

Name of Director	Other Reporting Issuers
J. Paul Sorbara	Director of Horizon Industies Ltd. since 2004-01-28
Richard W. Hughes

Director of Abitibi Mining Corp., Alamos Gold Inc.,

Amador Gold Corp., Fortune River Resources Corp.,

Genco Resources Ltd., Golden Chalice Resources Inc.,

Golden Goliath Resources Ltd., Gryphon Gold

Corporation, Kalahari Resources Inc., Klondike Gold

Corp., Klondike Silver Corp., Kootenay Gold Inc.,

Neodym Technologies Inc., Radiant Resources Inc.,

Sedex Mining Corp., Yale Resources Ltd. and Chalice

Diamond Corp.

Andrew MacG. Robertson	Director of Gemcom Software International Inc.
Rob Hutchinson	Director of Serebra Learning Corporation
Stephen Pearce	Sable Resources Ltd., Fall River Resources Ltd. and Neodym Technologies Inc.

Orientation and Continuing Education

The Company does not provide a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with the Company, the current directors and members of management. Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board has not, to date, adopted a formal written Code of Business Conduct and Ethics. The current limited size of the Company’s operations, and the small number of officers and employees, allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors

The Board selects new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the CEO. The Board monitors, but does not formally assess, the performance of individual Board members or committee members or their contributions.

Compensation Committee

The Board has not, to date, constituted a compensation committee.

Other Board Committees

The Company has one standing committee, the Audit Committee. Please refer to the “Audit Committee” section.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The entire Board is responsible for selecting new directors and assessing current directors. A proposed director’s credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director’s nomination.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Appointment of Auditor

The Shareholders of the Corporation will be asked to vote for the re-appointment of Morgan & Company, Chartered Accountants, as auditor of the Corporation. Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution re-appointing Morgan & Company, Chartered Accountants, as auditor for the Corporation for the ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of Morgan & Company, Chartered Accountants is removed from office or resigns as provided by law or by the Corporation Articles.

Continuance of Share Option Plan

In accordance with the Exchange’s policy governing stock options, all issuers are required to adopt a share option plan pursuant to which stock options may be granted.

The Corporation currently has a share option plan (the “Plan”) as previously approved by the directors, and as also approved by the Shareholders of the Corporation at the Annual and General Meeting held on January 26, 2006. The Plan complies with the requirements of the Exchange Policy 4.4 for Tier 2 issuers. The Plan provides for the issuance of stock options to acquire up to 10% of the Corporation’s issued and outstanding capital as at the date of grant. This is a “rolling” plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Corporation’s issued and outstanding share capital increases.

The Exchange Policy requires that such Plans be approved by shareholders annually, at the Corporation’s annual general meeting. Continuation of the Plan will be subject to the approval of the Shareholders of the Corporation and review and acceptance by the Exchange.

A copy of the Plan will be available at the Meeting for review by Shareholders. In addition, upon request, Shareholders may obtain a copy of the Plan from the Corporation prior to the Meeting.

The principal features of the Plan are as follows:

(a)

the option is non-assignable and non-transferable other than by will or the laws of descent and distribution;

(b)

for stock options granted to employees or other service providers (including management company employees), the Corporation is required to represent that the proposed optionee is a bona fide employee or service provider, as the case may be, of the Corporation or of any of its affiliates;

(c)

if an optionee ceases to be employed by the Corporation (other than as a result of termination with cause) or ceases to act as a director or officer of the Corporation or a subsidiary of the Corporation, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed as an officer or director or, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities;

(d)

in the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option , whichever is earlier;

(e)

the term of an option cannot exceed five years from the date of grant;

(f)

the options will be vested on a basis to be determined by the directors and may be vested immediately upon granting;

(g)

the maximum number of common shares that may be granted to an optionee within a one year period may not exceed 5% of the issued common shares at the time of grant (on a non-diluted basis);

(h)

any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan; and

(i)

the issuance to any consultant, within a one-year period, of a number of shares may not exceed 2% of the issued common shares.

Accordingly, shareholders will be requested at the Meeting to pass an ordinary resolution in the following form:

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The adoption of the Corporation’s Stock Option Plan be ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

2.

The Corporation be authorized to grant stock options for up to 10% of the common shares of the Corporation outstanding from time to time pursuant and subject to the terms and conditions of the Stock Option Plan;

3.

The previous existing stock options granted to directors, officers and other insiders be ratified, confirmed and approved; all existing stock options becoming subject to the provisions of the Stock Option Plan upon adoption by the Corporation;

4.

The Board of Directors be authorized on behalf of the Corporation to make any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of the Shareholders of the Corporation, in order to ensure adoption of the Stock Option Plan; and

5.

Any one director or officer of the Corporation be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.”

OTHER MATTERS

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation to request copies of the Corporation’s financial statements and MD&A by sending a request to the Vancouver office of the Corporation. Financial information is provided in the Corporation’s comparative financial statements and MD&A for the financial year ended August 31, 2006.

Certificate For Alberta Shareholders

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Corporation is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange. The following is required by the Securities Rules (Alberta):

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 5th day of December, 2006.

 ON BEHALF OF THE BOARD OF DIRECTORS

"J. Paul Sorbara"

“Stephen Pearce”

President

Director

Golden Goliath Resources Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on January 25, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on January 23, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

31OC06111.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Golden Goliath Resources Ltd. (the "Company") hereby appoints: J. Paul Sorbara, President of the Corporation, or failing this person, Stephen Pearce, Corporate Secretary of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Golden Goliath Resources Ltd. to be held at Suite 711, 675 West Hastings Street, Vancouver, B.C. V6B 1N2 on January 25, 2007 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Set the Number of Directors

To determine the number of Directors at eight.

For ☐ Against ☐

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2. Election of Directors

Nominee	For	Withhold
01. J. Paul Sorbara	☐	☐
02. Daniel Nofrietta Fernandez	☐	☐
03. Richard W. Hughes	☐	☐
04. Edward K. Sorbara	☐	☐
05. Andrew MacG. Robertson	☐	☐
06. Rob Hutchinson	☐	☐
07. Marc Legault	☐	☐
08. Stephen Pearce	☐	☐

3. Appointment of Auditors

To appoint Morgan & Company, Chartered Accountants as Auditors of the Corporation.

For ☐ Withhold ☐

4. Stock Option Plan

To approve the Corporation's stock option plan.

For ☐ Against ☐

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5. Transact Other Business

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 1 9 2 0 5 A R 0 G N W Q